FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

15 August 2008

File no. 0-17630

Directorate Change

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: Directorate Change

N  E  W  S     R  E  L  E  A  S  E

15 August 2008

CRH APPOINTS FINANCE DIRECTOR DESIGNATE

CRH plc, the international building materials group, announces the appointment of Mr. Glenn Culpepper as Group Finance Director Designate. Mr Culpepper will succeed Mr. Myles Lee, the current Group Finance Director and Group Chief Executive Designate, who takes over from Mr. Liam O'Mahony on his retirement at the end of 2008.

Mr. Culpepper, aged 52 and a
US
 citizen, is a CPA and MBA and joined CRH in 1989. He has held a variety of positions in CRH's US operations and has been Chief Financial Officer of CRH's Americas Materials Division since 1995. Mr. Culpepper will take up his new position in
Dublin
 and join the CRH Board in January 2009.

                                               _________________________________

CRH plc,
Belgard

Castle
, Clondalkin,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  15 August 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director